EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$10,123
Receivables, net	324,702
Inventories	119,099
Deferred income taxes	23,594
Prepaid expenses and other current assets	5,558

Total current assets	483,076
Property, plant and equipment, net	527,227
Goodwill	46,428
Indentifiable intangible and other assets, net	186,003

Total	$1,242,734

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$220,729
Income taxes payable	2,270
Current portion of debt	12

Total current liabilities	223,011
Long-term debt	225,611
Deferred income taxes	102,982
Other long-term liabilities	45,791
Parent's net investment:
Parent’s net investment	649,398
Accumulated other comprehensive loss	(4,059)

Total parent’s net investment	645,339

Total	$1,242,734

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Year Ended December 31, 2011
Net sales	$4,213,534
Cost of sales	3,326,008

Gross profit	887,526
Operating costs and expenses:
Selling and distribution	633,143
General and administrative	75,381
Amortization of intangibles	2,145
Facility closing and reorganization costs	709
Litigation settlement	—
Goodwill impairment	1,053,164
Other operating income	—

Total operating costs and expenses	1,764,542
Operating loss	(877,016)
Other expense:
Interest expense	11,146
Other expense, net	76,140

Total other expense	87,286

Loss from continuing operations before income taxes	(964,302)
Income tax benefit	(64,908)

Net loss	$(899,394)

DEAN HOLDING COMPANY

INFORMATION RELATED TO CONSOLIDATED STATEMENT OF PARENT'S NET INVESTMENT

(Unaudited)

(In thousands)

	Parent's net Investment	Accumulated Other Comprehensive Loss	Total Parent's Net Investment	Comprehensive Loss
Balance, January 1, 2011	$1,729,917	$(2,829)	$1,727,088
Share-based compensation expense	1,062	—	1,062
Activity with parent	(182,187)	—	(182,187)
Net loss	(899,394)	—	(899,394)	$(899,394)
Other comprehensive loss
Pension liability adjustment	—	(276)	(276)	(276)
Cumulative translation adjustment	—	(954)	(954)	(954)

Comprehensive loss				$(900,624)

Balance, December 31, 2011	$649,398	$(4,059)	$645,339

DEAN HOLDINGS COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

(In thousands)

Year Ended December 31, 2011
Cash flows from operating activities:
Net loss	$(899,394)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	80,700
Share-based compensation	1,062
Loss on disposition of assets	4,891
Write-down of impaired assets	1,662
Goodwill impairment	1,053,164
Deferred income taxes	(94,016)
Other, net	326
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Receivables	(27,236)
Inventories	(2,676)
Prepaid expenses and other assets	3,398
Accounts payable and other accrued expenses	37,834
Income taxes	(598)

Net cash provided by operating activities	159,117
Cash flows from investing activities:
Net additions to property, plant and equipment	(69,014)
Proceeds from insurance	786
Proceeds from sale of fixed assets	1,637

Net cash used in investing activities	(66,591)
Cash flows from financing activities:
Proceeds from receivables-backed facility	1,725,892
Payments for receivables-backed facility	(1,629,432)
Distribution from parent	(185,891)

Net cash used in financing activities	(89,431)
Effect of exchange rate changes on cash and cash equivalents	(1,093)

Increase in cash and cash equivalents	2,002
Cash and cash equivalents, beginning of period	8,121

Cash and cash equivalents, end of period	$10,123